UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the fiscal year ended March 31, 2005

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from        to

                         Commission file number: 0-27618
                                                 -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan
                       Restatement Effective April 1, 1989

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          COLUMBUS McKINNON CORPORATION
                         140 John James Audubon Parkway
                             Amherst, NY 14228-1197

FINANCIAL STATEMENTS AND SCHEDULE

Columbus McKinnon Corporation Employee Stock Ownership Plan

Years ended March 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                        Financial Statements and Schedule


                       Years ended March 31, 2005 and 2004




                                    CONTENTS

Report of Independent Registered Public Accounting Firm ...................    1

Financial Statements

Statements of Net Assets Available for Benefits............................    2
Statements of Changes in Net Assets Available for Benefits.................    3
Notes to Financial Statements..............................................    4

Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..............   10

             Report of Independent Registered Public Accounting Firm

The Pension Committee
Columbus McKinnon Corporation
    Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Columbus McKinnon Corporation Employee Stock Ownership Plan as of March 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Buffalo, New York
September 9, 2005

                                                                       Columbus McKinnon Corporation
                                                                       Employee Stock Ownership Plan

                                                              Statements of Net Assets Available for Benefits


                                                      MARCH 31, 2005                                 MARCH 31, 2004
                                         ------------------------------------------------------------------------------------------
                                          ALLOCATED     UNALLOCATED        TOTAL         ALLOCATED     UNALLOCATED        TOTAL

ASSETS
Investment in sponsor company
   common stock, at fair value           $ 10,838,836   $  3,877,546    $ 14,716,382    $  6,411,125   $  2,449,691    $  8,860,816
Investment in Galaxy money market
   fund, at fair value                         60,759              -          60,759          68,713              -          68,713
Receivables:
   Employer contributions                           -         76,409          76,409               -         62,886          62,886
   Interest                                       113              -             113              39              -              39
Cash                                              794              -             794           3,094              -           3,094
                                         ------------------------------------------------------------------------------------------
Total assets                             $ 10,900,502   $  3,953,955    $ 14,854,457    $  6,482,971   $  2,512,577    $  8,995,548
                                         ------------------------------------------------------------------------------------------

LIABILITIES
Interest payable                                    -         76,409          76,409               -         62,886          62,886
Loans payable                                       -      5,619,461       5,619,461               -      6,219,461       6,219,461
                                         ------------------------------------------------------------------------------------------
Total liabilities                                   -      5,695,870       5,695,870               -      6,282,347       6,282,347
                                         ------------------------------------------------------------------------------------------
Net assets (deficiency in net assets)
   available for plan benefits           $ 10,900,502   $ (1,741,915)   $  9,158,587    $  6,482,971   $ (3,769,770)   $  2,713,201
                                         ==========================================================================================


SEE ACCOMPANYING NOTES.

                                                                       Columbus McKinnon Corporation
                                                                       Employee Stock Ownership Plan

                                                         Statements of Changes in Net Assets Available for Benefits


                                                      MARCH 31, 2005                                 MARCH 31, 2004
                                         ------------------------------------------------------------------------------------------
                                          ALLOCATED     UNALLOCATED        TOTAL         ALLOCATED     UNALLOCATED        TOTAL

Investment income:
   Net unrealized appreciation
      in fair value of investments       $  4,596,648   $  1,906,026    $  6,502,674    $  4,988,887   $  2,158,954    $  7,147,841
   Interest                                       843              -             843             622              -             622
   Realized loss                               (1,952)             -          (1,952)           (157              -            (157)
Employer contributions                              -        877,288         877,288               -        866,151         866,151
                                         ------------------------------------------------------------------------------------------
Total investment income                     4,595,539      2,783,314       7,378,853       4,989,352      3,025,105       8,014,457
                                         ------------------------------------------------------------------------------------------
Interest expense                                    -        277,288         277,288               -        266,151         266,151
Distributions to participants                 596,103              -         596,103         430,812              -         430,812
Transfer to other qualified plan               59,499              -          59,499           5,646              -           5,646
Administrative expense                            577              -             577             787              -             787
                                         ------------------------------------------------------------------------------------------
Total deductions                              656,179        277,288         933,467         437,245        266,151         703,396
Transfer for shares released
   and allocated                              478,171       (478,171)              -         283,795       (283,795)              -
                                         ------------------------------------------------------------------------------------------
Net increase                                4,417,531      2,027,855       6,445,386       4,835,902      2,475,159       7,311,061
Net assets (deficiency in net
   assets) available for benefits:
      Beginning of year                     6,482,971     (3,769,770)      2,713,201       1,647,069     (6,244,929)     (4,597,860)
                                         ------------------------------------------------------------------------------------------
      End of year                        $ 10,900,502   $ (1,741,915)   $  9,158,587    $  6,482,971   $ (3,769,770)   $  2,713,201
                                         ==========================================================================================


SEE ACCOMPANYING NOTES.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                          Notes to Financial Statements

                             March 31, 2005 and 2004


1. DESCRIPTION OF THE PLAN

The Columbus  McKinnon  Corporation  Employee Stock  Ownership Plan (ESOP or the
Plan), is a defined contribution employee stock ownership plan and a stock bonus plan within the meanings of the applicable sections of the Internal Revenue Code of 1986, as amended. It is also an eligible individual account plan as defined in the applicable section of the Employee Retirement Income Security Act of 1974 (ERISA). Refer to the Plan Document or the Summary Plan Description for a complete description of the ESOP's provisions.

The  Plan  covers  all  domestic   non-union   employees  of  Columbus  McKinnon
Corporation (the Company/CMC), and its domestic subsidiaries.

In accordance with the Plan document, employees who have attained 55 years of age and ten years of participation in the Plan have the option to diversify the investments in their stock accounts by selling a specified percentage of their shares at the current market value and transferring the sale proceeds to another defined contribution plan maintained by the Company. For the year ended March 31, 2005 and 2004, $59,499 and $5,646, respectively, had been transferred to the Company's Thrift 401(k) plan.

A summary of the ESOP's provisions is as follows:


PARTICIPATION

Substantially all of the Company's domestic non-union employees are eligible to participate in the ESOP.


ELIGIBILITY

Eligible employees must have attained age 21 and completed one year of service (minimum of 1,000 hours) to be a participant.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)


CONTRIBUTIONS

Each Plan year (each 12 month period ending March 31) the Company contributes to the ESOP for each participant (a) who is actively employed as an employee on December 31 and who has earned at least 1,000 hours of service as an employee in the calendar year ending December 31, or (b) who terminates employment on or after January 1 during a plan year after attaining age 55 and completing at least five years of eligibility service. Contributions shall be made in cash or in shares of stock as determined by the Company, and need not be made out of current or accumulated earnings and profits.


VESTING

A participant's account balance shall become fully vested and non-forfeitable on the date the participant completes five years of vesting service (excluding any service rendered prior to the calendar year in which the participant attained age 18), or if sooner, on the date the participant attains normal retirement age while in the employ of the Company or any affiliated company.


DISTRIBUTIONS

Upon a vested participant's termination, the value of his or her account will be distributed if the value of the account is less than $1,000 or, at the participant's option, either immediately or at any valuation date until retirement, as provided in the ESOP. A retiree may elect to defer distribution up to 70 1/2 years of age. The account of a participant who is not a 5% owner and who has not separated from service but has attained the age of 70 1/2 will commence distribution unless the participant elects to defer distribution until employment ceases. Valuation dates for distributions are September 30 or March 31.

During the year ended March 31, 2005, $596,103, which includes 69,688 shares, was distributed to vested participants in cash and stock certificates ($430,812, or 140,303 shares, distributed in the year ended March 31, 2004). This resulted in the sale of 138 shares held by the ESOP back to the Company for $1,160 during the year ended March 31, 2005 as a result of fractional shares (91 shares for $270 in the year ended March 31, 2004). As of March 31, 2005 and 2004, $471,467
and $237,216, respectively, is included in the ESOP assets for terminated participants who have requested distributions.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Forfeiture of a non-vested interest shall occur in the fifth consecutive calendar year following a break in service. The forfeited accounts will be allocated among the accounts of active participants. At March 31, 2005 and 2004, the ESOP assets include $34,805 and $18,964, respectively, of undistributed forfeited accounts.


ALLOCATION TO PARTICIPANT ACCOUNTS

As of each March 31 valuation date, each participant account is appropriately adjusted to reflect any contributions or stock to be allocated as of such date, the income of the trust fund during the period and the increase or decrease in the fair market value of the trust fund during the period. The allocation of contributions is based on the fraction, the numerator of which is the participant's annual earnings for the preceding calendar year and the denominator of which is the aggregate annual earnings for such calendar year of all participants entitled to an allocation.


DIVIDENDS

Dividends paid on stock allocated to a participant's stock account will be allocated to the participant's nonstock account. The pension committee may direct that such dividends shall be either (a) paid directly to the participant, former participant, or beneficiary within 90 days after the close of the plan year in which such dividend was paid, or (b) applied as payment on the exempt loans. Dividends paid on unallocated stock held by the trustee and acquired with the proceeds of an exempt loan shall be held by the trustee until the end of the plan year in which it was paid, and then, along with any interest or earnings, be applied as payment on the exempt loans which shall trigger a release of stock from the suspense account. No dividends were paid on the Company's common stock, including shares held by the Plan, during the year ended March 31, 2005 and 2004, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements are presented on the accrual basis of accounting.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3. PLAN TERMINATION

The Company intends to continue the ESOP indefinitely, but reserves the right to terminate the Plan at any time. If the ESOP is terminated, each participant shall be fully and nonforfeitably vested in his interest in the ESOP trust fund.


4. INVESTMENTS

At March 31, 2005 and 2004, the assets of the ESOP Plan consist of 1,080,498 shares and 1,156,764 shares, respectively, of CMC common stock. At March 31, 2005 and 2004, the fair market value of the ESOP's money market fund was $60,759 and $68,713, respectively. The ESOP's investment in CMC common stock is reported at fair market value as of March 31, 2005 and 2004 based on quoted market prices. The investment in the money market fund is also reported at fair market value as determined by open trading.


5. LOANS PAYABLE AND SHARE RELEASE

On October 13, 1998, the ESOP obtained $7,682,281 of new debt from the Company. The CMC loan balance was $5,619,461 and $6,219,461 at March 31, 2005 and 2004, respectively, and is payable in quarterly installments of $150,000 through April 2014, and $69,461 in July 2014, plus interest at the prime rate (5.75% at March 31, 2005).

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


5. LOANS PAYABLE AND SHARE RELEASE (CONTINUED)

In October 1994 and October 1998, the ESOP purchased 609,144 and 479,900 shares, respectively, of common stock of the Company with the debt proceeds, which were recorded by the trustee in the suspense account. Such stock ceases to be collateral and is released from the suspense account as the loans are repaid. In each year prior to full payment of the loans, the number of shares of stock released will equal the number of shares of stock held as collateral immediately before the release for such plan year multiplied by the release fraction.

The loan is collateralized by an equivalent number of shares of common stock recorded by the trustees in a suspense account.

Maturities of loans payable over the next five years ended March 31st are as follows:

        2006                                             $       600,000
        2007                                                     600,000
        2008                                                     600,000
        2009                                                     600,000
        2010                                                     600,000

The numerator of the release fraction is the amount of principal and interest payments made toward the loan during the plan year and the denominator is the sum of the numerator plus the principal and interest payments to be made on the loan in the future, using the interest rate applicable at the end of the plan year. Shares of stock released from the suspense account for a plan year shall be held in the trust on an unallocated basis until allocated by the pension committee as of the last day of that plan year. That allocation shall be consistent with the method for allocating contributions to participants' accounts, which is based on a fraction of each participant's annual earnings during the preceding calendar year to the total earnings of those participants during such calendar year. The allocation of shares released resulting from dividends on participants' allocated shares, however, was based upon the fraction of each participant's allocated shares to the total number of allocated shares.

As of March 31, 2005 and 2004, 284,695 shares and 319,802 shares, respectively, were held as collateral for the loan; during the years ended March 31, 2005 and 2004, 35,108 shares and 37,049 shares, respectively, were released from the suspense account and allocated to participant accounts.

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                    Schedule

                          Columbus McKinnon Corporation
                          Employee Stock Ownership Plan

                          EIN: 16-0547600 Plan No. 016

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                 March 31, 2005


IDENTITY OF ISSUE    DESCRIPTION OF INVESTMENT         COST        CURRENT VALUE
--------------------------------------------------------------------------------

Columbus McKinnon    Employer Common Stock,
   Corporation*            1,080,498 shares         $12,199,740     $14,716,382

Fleet Investment     Galaxy Money Market Fund
   Services*               60,759 shares                 60,759          60,759


* Parties-in-interest

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        COLUMBUS McKINNON CORPORATION
                                        EMPLOYEE STOCK OWNERSHIP PLAN
                                        RESTATEMENT EFFECTIVE APRIL 1, 1989



Date:  SEPTEMBER 23, 2005
       ------------------


                                        By:    /S/ TIMOTHY R. HARVEY
                                               ---------------------------------
                                                   Timothy R. Harvey, Trustee


                                               /S/ KAREN L. HOWARD
                                               ---------------------------------
                                               Karen L. Howard, Trustee


                                               /S/ ROBERT H. MYERS
                                               ---------------------------------
                                               Robert H. Myers, Trustee